Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES NAMES INDUSTRY VETERANS
ARTHUR LIU & DEWALD BURGER AS NEW
COUNTRY MANAGERS FOR CHINA & SOUTH AFRICA

Tel Aviv, Israel – December 9, 2013 – RiT Technologies Ltd. (NASDAQ CM: RITT) today appointed two highly-experienced communication industry veterans as its new country managers for China and South Africa.

Mr. Arthur Liu brings RiT 25 years of successful sales team management and channel-building experience in China, including seven years as Sales Director and Chief Representative of ADCKrone China, during which he increased Cable and OEM sales by more than 25% per year.

Mr. Dewald Burger brings RiT 30 years of successful sales, channel building and business management experience in South Africa, including seven years as Molex Premise Networks’ Business Development Manager.

The new country managers will expand RiT’s local sales teams and channel partners to support the launch of RiT’s major new PatchView+™ IIM product family, the first intelligent infrastructure management solution to provide both inter-connect and cross-connect topologies.

“We are very excited to welcome Arthur and Dewald, two of our industry’s most respected and connected professionals, on board,” commented Assaf Skolnik, RiT’s VP Sales.

“We view the Chinese and South African markets as key growth markets in which enterprises are constantly looking for new datacenter, network and cabling solutions, and are therefore highly receptive to innovative products such as the RiT PatchView+™,” added Mr. Skolnik. “Both Country Managers believe RiT’s PatchView+™ addresses the needs of data centers and enterprises in their regions, by enabling high-level management, improving operations, and cutting energy and space costs.”

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies

RiT is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

For more information, please visit our website: www.rittech.com , the content of which is not part of this press release.

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com